UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

This Form 6-K consists of the following:

1.    Press release issued by ABB Ltd dated April 23, 2009.

2.    Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

The information provided by Item 1 above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

2

Press Release

ABB Group Q1 results 2009

Q1 revenues steady despite economic challenges

•                  Large order growth offset by strong decline in base orders — order backlog up $1.2 billion vs the end of Q4 2008

•                  Local-currency revenues up on backlog execution, base business decreases

•                  EBIT at $862 million, cost take-out target increased to $2 billion by 2010

•                  Net income at $652 million

Zurich, Switzerland, April 23, 2009 — ABB’s first-quarter 2009 revenues rose 3 percent in local currencies as execution of the solid order backlog offset lower sales of standard products and declining base business compared to the same quarter in 2008.

Orders decreased by 3 percent (16 percent in U.S. dollar terms) to $9.2 billion compared to the very high levels a year earlier as large orders (more than $15 million) in the power and oil and gas sectors could not compensate for lower base orders (less than $15 million) across all divisions. The order decline also reflects lower prices resulting from decreased raw material costs.

Revenues amounted to $7.2 billion (up 3 percent in local currencies, down 9 percent in U.S. dollars). The sale of standard products and base orders that convert into revenues within the same quarter declined significantly compared to the same quarter in 2008.

EBIT was $862 million with an EBIT margin of 12.0 percent. Excluding the mark-to-market treatment of hedging transactions in the respective quarters and certain other items, the EBIT margin deteriorated by approximately 3 percentage points versus the same quarter a year ago. The main driver of the deterioration was lower capacity utilization compared to the very high levels of a year ago, as well as a change in product mix and some price erosion in the short-cycle businesses.

Net income was $652 million, while cash from operations was negative $104 million, declining in line with EBIT.

“Demand in the power, oil and gas sectors was relatively resilient in the quarter, which allowed us to maintain orders close to the near-record level of a year ago,” said Joe Hogan, ABB’s CEO. “Revenues benefited from our order backlog but earnings declined, partly on lower capacity utilization versus the very high levels of a year ago as well as some non-operational items such as asset write-offs and the mark-to-market of hedging transactions.

“We saw good momentum with our cost-out program in the first quarter and we’re expanding the program to $2 billion with continued focus on optimized sourcing, global footprint, G&A and operational excellence,” Hogan added. “We are determined to stay ahead of the market on cost while remaining alert for opportunities to grow the business.”

2009 Q1 key figures

			Change
$ millions unless otherwise indicated	Q1 09	Q1 08	US$	Local
Orders	9,150	10,943	-16%	-3%
Order backlog (end March)	25,017	26,820	-7%	10%
Revenues	7,209	7,956	-9%	3%
EBIT	862	1,353	-36%
as % of revenues	12.0%	17.0%
Net income	652	1,003	-35%
Basic net income per share ($)	0.29	0.44	-34%
Cash flow from operating activities	(104)	464

Summary of Q1 2009 results

Orders received and revenues(1)

Orders received were modestly lower in local currencies compared to the near-record levels of the first quarter in 2008, despite the significant deterioration in most markets over the past 12 months.

Demand from utilities for new and upgraded power infrastructure remained steady in most markets. ABB won two large power transmission orders in the first quarter of 2009 — a subsea high-voltage link in western Europe and a substation award in the Middle East — with a combined value of almost $1 billion. However, the limited availability of financing for large power projects, especially in the private sector, and the uncertainty over raw material prices and other project costs continued to delay the award of new projects.

Demand for ABB’s industrial products and systems deteriorated in the quarter as global industrial production continued to contract and demand in the construction industry decreased further. The oil and gas business remained relatively resilient and ABB won a $490-million order in the sector in Algeria during the quarter. However, base orders for the Group decreased by 18 percent (28 percent in U.S. dollars) and were down in all divisions. Lower prices, primarily the result of the declining cost of raw materials, also contributed to the order decrease.

Regionally, orders doubled in local currencies in the Middle East and Africa as large orders increased. In Europe, higher orders in Power Systems were more than offset by decreases in the other divisions. Orders decreased in the Americas, mainly the result of lower orders in the U.S. In Asia, orders also decreased in a mixed environment, with a broad decline in the systems businesses partly offset by order growth for Power Products in China and for Automation Products in India.

Service orders increased by 14 percent in local currencies (U.S. dollars: down 1 percent) compared to the prior-year period.

The volume of large orders rose 82 percent (47 percent in U.S. dollars) in the first quarter to $2.5 billion. Large orders accounted for 27 percent of total orders received in the quarter compared to 16 percent in the first quarter of 2008.

The order backlog at the end of March amounted to $25 billion, a local-currency increase of 10 percent (7 percent lower in U.S. dollar terms) compared to the end of the first quarter in 2008 and a 9-percent local-currency increase compared to the end of the fourth quarter of 2008 (up 5 percent in U.S. dollars).

Total revenues in local currencies continued to grow as execution of the order backlog more than offset lower sales of products and base business during the quarter. In divisions with longer business cycles and order backlogs, revenues were higher (Power Products and Process Automation) or flat (Power Systems), while revenues decreased in Automation Products and Robotics, which have shorter backlogs. Revenues were also affected by delays in project execution and postponements by customers in taking delivery of some products. These trends reflect the difficult financing environment that still prevails in most markets. Service revenues were 6 percent higher in the quarter in local currencies (U.S. dollars: down 10 percent) compared to the first quarter of 2008.

(1) Excluding the impact of acquisitions, orders in Q1 2009 declined 3 percent in local currencies (down 17 percent in U.S. dollars) compared to Q1 in 2008; revenues grew 2 percent in local currencies (U.S. dollars: down 11 percent).

Earnings before interest and taxes

EBIT and EBIT margins in the first quarter of 2009 were substantially lower across most divisions. The decline resulted from a number of factors, including lower capacity utilization compared to the very high levels in the first quarter of 2008 as well as a lower share of revenues from higher-margin products and base business, reflecting the significant weakening of industrial markets.

EBIT was also reduced by the write-off of approximately $35 million of assets, mainly from operations in Russia, and to some extent by a weaker pricing environment in some short-cycle businesses.

EBIT was further impacted by the mark-to-market treatment of hedging transactions which did not qualify for hedge accounting, which had a negative impact equivalent to approximately 0.5 percentage point of EBIT margin in the first quarter of 2009 compared to a positive impact of approximately 1 percentage point in the same quarter a year earlier.

Net income

Net income for the quarter developed in line with EBIT. The effective tax rate in the quarter was 26 percent, compared to 25 percent in the same quarter of 2008 resulting mainly from a favorable tax ruling in the prior year.

Balance sheet and cash flow

Net cash at the end of the first quarter was $4.8 billion compared to $5.4 billion at the end of the previous quarter. Approximately half of the change is attributable to currency translation effects. In addition, cash from operating activities decreased, reflecting both lower earnings and a seasonal weakness in net working capital, which was impacted primarily by the timing of large project payments and a build up of inventories. Net working capital as a share of revenues was 13.7 percent in the first quarter, up from 12.3 percent in the same quarter a year earlier.

Compliance

As previously announced, ABB has disclosed to the U.S. Department of Justice and the U.S. Securities and Exchange Commission various suspect payments. In addition, ABB has continued to cooperate with various anti-trust authorities, including the European Commission, regarding certain allegedly anti-competitive practices in the power transformer business. With regard to one of the anti-trust matters, ABB received in December 2008 from the European Commission a Statement of Objections, which is a preliminary assessment of alleged anti-competitive practices.

ABB’s cables business is also under investigation for alleged anti-competitive practices.

With respect to these matters, there could be adverse outcomes beyond our provisions.

Cost reductions

ABB announced in December 2008 a cost take-out plan to adjust the company’s cost base to rapidly changing market conditions and protect its profitability. The program aims to sustainably reduce ABB’s costs — comprising both cost of sales as well as general and administrative expenses — from 2008 levels by a total of $1.3 billion by the end of 2010. As a result of the ongoing deterioration of ABB’s markets, the cost take-out goal has been expanded to $2 billion. The additional savings will remain focused on the acceleration of ongoing initiatives, such as low-cost sourcing, internal process improvements and further measures to adjust ABB’s global manufacturing and engineering footprint to shifts in customer demand.

The total cost of the program is expected to increase from approximately $600 million — of which approximately $100 million was already recorded in 2008 — towards $1 billion. Costs associated with the program in the first quarter of 2009 were not material.

Outlook

Visibility in ABB’s markets for the remainder of 2009 remains limited. Significant uncertainty remains surrounding the key demand drivers for the company’s products and systems. The business environment in March improved but it is too early to say whether this represents a bottom to the market downturn. In addition, the year-on-year comparison of results in the second quarter of 2009 will be particularly challenging because of the very high levels of growth and earnings reported in the prior-year period.

The need for power transmission infrastructure in all regions — both equipment replacement and new transmission projects — has not changed in recent quarters. However, the cost and scarcity of project funding have delayed many power investment decisions, and ABB is unable to precisely forecast when the various government stimulus programs will have an impact or when the availability of funding will improve.

Demand in ABB’s industrial end markets depends to a large extent on GDP growth and capital spending, together with commodity prices. Our customers’ need to steadily improve efficiency and productivity to meet increasing competition also drives orders, along with demand in construction and in general industry.

Therefore, management’s priority for 2009 will be to ensure that the company has the flexibility to respond quickly to changing market conditions, taking advantage of its global footprint, strong balance sheet and leading technologies to improve its cost competitiveness while simultaneously tapping further opportunities for profitable growth.

ABB also confirms its previously published targets for the period 2007 to 2011, with the exception of the Robotics business which requires further restructuring before re-assessing whether the targets fixed in 2007 can be achieved.

Divisional performance Q1 2009

Power Products division

			Change
$ millions unless otherwise indicated	Q1 09	Q1 08	US$	Local
Orders	2,960	4,011	-26%	-15%
Order backlog (end March)	8,178	8,670	-6%	10%
Revenues	2,468	2,622	-6%	6%
EBIT	442	534	-17%
as % of revenues	17.9%	20.4%
Cash flow from operating activities	97	194

Underlying demand for power infrastructure remained steady in the quarter but orders were lower than last year’s very high levels, partly due to reduced demand in industrial and construction-related sectors. Lower prices in some product lines, reflecting the decrease in raw material costs, also contributed to the order decline.

Demand in emerging markets held up better than in mature economies. Orders in local currencies grew at a double-digit pace in the Middle East and Africa and were flat in Asia. Orders were down in the Americas by 22 percent in local currencies. In Europe, higher orders in Germany were more than offset by decreases in all other major markets.

Local-currency revenues were higher in the quarter as execution of the strong order backlog continued. The revenue improvement was led by a double-digit increase in transformers. Service revenues increased faster than total revenues. The rate of revenue growth also reflects slower execution of some large projects and customer delays in accepting product delivery.

EBIT and EBIT margin were lower than the same period a year earlier, primarily due to a write-down of assets amounting to approximately $35 million, mainly in Russia.

Cash flow from operations was impacted by an increase in net working capital related to more challenging market conditions.

Power Systems division

			Change
$ millions unless otherwise indicated	Q1 09	Q1 08	US$	Local
Orders	2,279	2,048	11%	36%
Order backlog (end March)	8,332	8,930	-7%	12%
Revenues	1,417	1,673	-15%	0%
EBIT	83	175	-53%
as % of revenues	5.9%	10.5%
Cash flow from operating activities	(150)	74

Large orders more than doubled during the first quarter, led by a high-voltage subsea link between Ireland and the U.K. and a major substation project in Kuwait that together contributed almost $1 billion to the order intake. This more than offset a decrease in base orders resulting primarily from lower demand from the industrial sector.

Orders were up in all regions except Asia. In Europe, order growth was driven by the Ireland-U.K. project and double-digit growth in Germany. Stable orders in the U.S. plus increases in Canada and Mexico led to an order improvement in the Americas. Orders were lower in China and India, leading to a decrease in Asia.

Revenues were steady in local currencies compared to the high level reported in the same quarter in 2008 as execution of large projects in the order backlog helped offset the lower level of base orders received in recent quarters.

The lower EBIT and EBIT margin mainly reflect a less favorable project mix compared to the same quarter in 2008. In addition, EBIT was affected by higher selling costs required to meet the increased tendering activity as well as a negative impact from the mark-to-market treatment of hedging transactions.

The development of cash flow from operations reflects the timing of large project payments during the quarter.

Automation Products division

			Change
$ millions unless otherwise indicated	Q1 09	Q1 08	US$	Local
Orders	2,213	3,070	-28%	-19%
Order backlog (end March)	3,839	4,360	-12%	2%
Revenues	2,042	2,403	-15%	-3%
EBIT	310	457	-32%
as % of revenues	15.2%	19.0%
Cash flow from operating activities	2	194

Industrial and construction markets weakened significantly compared to the same quarter in 2008 as the severe economic slowdown reduced demand for most products. Both base and large orders were down in the quarter. Demand improved in some emerging markets and local-currency orders were up in Asia and in the Middle East and Africa. These increases were more than offset by a decline in orders in the Americas and Europe. Compared to the fourth quarter of 2008, total orders were higher.

Revenues declined less than orders, mainly the result of the solid order backlogs in longer-cycle businesses, such as power electronics and low-voltage systems. Decreased revenues and lower factory loadings compared to the very high levels of the prior year period were the main factors leading to the decline in EBIT and EBIT margin in the quarter.

Cash flow from operations was lower than last year’s quarter mainly due to the reduced EBIT.

Process Automation division

			Change
$ millions unless otherwise indicated	Q1 09	Q1 08	US$	Local
Orders	2,425	2,555	-5%	10%
Order backlog (end March)	6,645	7,135	-7%	11%
Revenues	1,765	1,749	1%	17%
EBIT	149	225	-34%
as % of revenues	8.4%	12.9%
Cash flow from operating activities	55	139

Orders received in local currencies increased in the first quarter, largely the result of a $490-million oil and gas project award in Algeria. Demand in most other end markets was significantly weaker than the same quarter in 2008, especially in pulp and paper, marine and metals. The reduced demand reflects the sharp decline in commodity prices and the rapid deterioration of global industrial production over the past nine months.

Regionally, orders were sharply higher in the Middle East and Africa on the large project in Algeria. Orders were down approximately 10 percent in local currencies in the Americas and Europe, while orders in Asia decreased by almost 50 percent compared to the very high levels in the region a year ago.

The revenue increase in the quarter mainly reflected execution of the strong order backlog, especially in the metals and minerals businesses. EBIT and EBIT margin declined, however, largely due to a reduction in the share of total revenues from higher-margin service activities in the quarter. The mark-to-market treatment of hedging transactions had a negative impact on EBIT margin in the first quarter of 2009 compared to a positive impact in the same quarter in 2008.

Cash flow from operations developed in line with EBIT.

Robotics division

			Change
$ millions unless otherwise indicated	Q1 09	Q1 08	US$	Local
Orders	206	456	-55%	-49%
Order backlog (end March)	438	662	-34%	-25%
Revenues	294	387	-24%	-15%
EBIT	(21)	25	n/a
as % of revenues	-7.1%	6.5%
Cash flow from operating activities	(45)	10

Demand remained very weak in the Robotics business. Both automotive and general industry customers significantly reduced expenditures on manufacturing automation solutions. Orders were significantly lower in all regions compared to the first quarter of 2008.

Revenues decreased on the combination of both a lower opening order backlog and reduced base business. Earnings were negative due to the significantly lower volumes and resulting sharp decrease in capacity utilization. Service revenues and margins also declined in the quarter as customers postponed some operating expenses. The $70-million restructuring begun in the fourth quarter last year is on target and a positive impact on earnings is expected by the end of the fourth quarter of 2009.

Cash flow was negative, reflecting some project delays and the very weak financing environment within the automotive industry.

More information

The 2009 Q1 results press release is available from April 23, 2009, on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations, where a presentation for investors will also be published.

ABB will host a media conference call starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 20 7107 0611. From Sweden, +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 72 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 (1) 866 416 2558 (U.S./Canada). The code is 18027, followed by the # key.

A conference call for analysts and investors is scheduled to begin today at 3:00 p.m. CET (9:00 a.m. EDT). Callers should dial +1 412 858 4600 (from the U.S./Canada) or +41 91 610 56 00 (Europe and the rest of the world). Callers are requested to phone in 15 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for two weeks. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 19281, followed by the # key.

Investor calendar 2009

ABB Ltd Annual General Meeting	May 5, 2009
Q2 2009 results	July 23, 2009
Q3 2009 results	Oct. 29, 2009

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 120,000 people.

Zurich, April 23, 2009

Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the sections entitled “Cost reductions,” “Outlook, and “Compliance,” as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks related to the financial crisis and economic slowdown, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations: Thomas Schmidt, Wolfram Eberhardt (Zurich, Switzerland) Tel: +41 43 317 6568 Fax: +41 43 317 7958 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel. +41 43 317 7111 Sweden: Tel. +46 21 329 108 USA: Tel. +1 203 750 7743 investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 CH-8050 Zurich, Switzerland

ABB first-quarter (Q1) 2009 key figures

$ millions unless otherwise indicated		Q1 09	Q1 08	Change
				US$	Local
Orders	Group	9,150	10,943	-16%	-3%
	Power Products	2,960	4,011	-26%	-15%
	Power Systems	2,279	2,048	11%	36%
	Automation Products	2,213	3,070	-28%	-19%
	Process Automation	2,425	2,555	-5%	10%
	Robotics	206	456	-55%	-49%
	Corporate and other (Inter-division eliminations)	(933)	(1,197)
Revenues	Group	7,209	7,956	-9%	3%
	Power Products	2,468	2,622	-6%	6%
	Power Systems	1,417	1,673	-15%	0%
	Automation Products	2,042	2,403	-15%	-3%
	Process Automation	1,765	1,749	1%	17%
	Robotics	294	387	-24%	-15%
	Corporate and other (Inter-division eliminations)	(777)	(878)
EBIT	Group	862	1,353	-36%
	Power Products	442	534	-17%
	Power Systems	83	175	-53%
	Automation Products	310	457	-32%
	Process Automation	149	225	-34%
	Robotics	(21)	25	n/a
	Corporate and other	(101)	(63)
EBIT margin (%)	Group	12.0%	17.0%
	Power Products	17.9%	20.4%
	Power Systems	5.9%	10.5%
	Automation Products	15.2%	19.0%
	Process Automation	8.4%	12.9%
	Robotics	-7.1%	6.5%

ABB Q1 2009 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q1 09	Q1 08	US$	Local	Q1 09	Q1 08	US$	Local
Europe	3,662	5,151	-29%	-14%	3,002	3,652	-18%	-2%
Americas	1,355	1,781	-24%	-14%	1,493	1,432	4%	15%
Asia	2,221	3,008	-26%	-17%	1,897	1,976	-4%	6%
Middle East and Africa	1,912	1,003	91%	119%	817	896	-9%	1%
Group total	9,150	10,943	-16%	-3%	7,209	7,956	-9%	3%

Appendix I — Notes

Equity securities transactions

On February 13, 2008, the Company announced a share-buyback program up to a maximum value of CHF 2.2 billion (equivalent to $2 billion at then-current exchange rates) with the intention of completing the buyback program prior to the Annual General Meeting of Shareholders in 2010 and of proposing the cancellation of the shares at that meeting. A total of 22.675 million shares were repurchased under the program up to the end of December 2008, at a total cost of CHF 652 million ($619 million, using exchange rates effective at the respective repurchase dates). No repurchases took place in the first quarter of 2009. The repurchased shares are included in treasury stock in the consolidated balance sheet at March 31, 2009. As announced in February 2009, given the current market uncertainty, the Company is not actively pursuing new purchases under this program.

Accounting pronouncements

As of January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (SFAS 160). SFAS 160 changes the accounting and reporting for minority interests, which are recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 is effective prospectively as of January 1, 2009, except for the presentation and disclosure requirements which apply retrospectively for all periods presented. As a result of the adoption, noncontrolling interests of $612 million were reclassified to stockholders’ equity in 2008. Income attributable to noncontrolling interests of $41 million, and $64 million for the three months ended March 31, 2009 and 2008, respectively, is included in net income and is deducted to arrive at net income attributable to ABB.

The Company applies the provisions of Financial Accounting Standards No. 141, Business Combinations (SFAS 141R) to business combinations in which the acquisition date is on or after January 1, 2009. Under SFAS 141R an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition related costs are recognized separately from the acquisition and expensed as incurred; restructuring costs generally are expensed in periods subsequent to the acquisition date. Further, SFAS 141R requires that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense in periods subsequent to the acquisition date. In addition, under SFAS 141R, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

As of January 1, 2009, the Company adopted Financial Accounting Standards Board Staff Position on APB 14-a Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including Partial Cash Settlement) (FSP APB 14-a). FSP APB 14-a  requires the issuer of such instruments to separately account for the liability and equity components of the convertible instrument in a manner that reflects the issuer’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-a  requires bifurcation of a component of the debt, classification of that component in equity, and then accretion of the resulting discount on the debt as part of interest expense being reflected in the income statement. As of December 31, 2008 and 2007, the Company did not have any convertible debt instruments outstanding. The Company adopted the provisions of the guidance on a retroactive basis to January 1, 2007 as they relate to the CHF 1 billion convertible bonds fully converted by bondholders in 2007. The total impact on the Company’s 2007 Consolidated Income Statement was a loss of $146 million. Consequently, as of January 1, 2008, retained earnings were reduced by $146 million and there was a corresponding increase in capital stock and additional paid-in capital, with total stockholders’ equity remaining unchanged.

Employee benefits funding

In the first quarter of 2009, the Company made standard contributions of approximately $53 million to its pension plans and approximately $4 million in contributions to its other postretirement plans. In addition, the Company made discretionary contributions of approximately $16 million in Switzerland. The planned standard contributions for the full year 2009, based on current plan structures, are approximately $232 million to defined benefit pension plans and approximately $14 million to other postretirement plans. The Company expects that additional discretionary contributions will be made in the remaining part of the year.

Local currencies

The results of operations and financial position of many of the Company’s subsidiaries are recorded in the currencies of the countries in which those subsidiaries reside. The Company refers to these as “local currencies.” However, the Company reports its operational and financial results in U.S. dollars. Differences in our results in local currencies as compared to U.S. dollars are caused exclusively by changes in currency exchange rates.

Appendix II

Reconciliation of non-GAAP financial measures regarding Q1 2009

($ millions, unaudited)

EBIT margin
Earnings before interest and taxes (EBIT)	862
Revenues	7,209
EBIT margin (EBIT as % of revenues)	12.0%

Net cash
Short-term debt and current maturities of long-term debt	(349)
Long-term debt	(1,960)
Total debt	(2,309)

Cash and equivalents	6,550
Marketable securities and short-term investments	577
Cash and marketable securities	7,127
Net cash	4,818

EBIT margin is calculated by dividing EBIT by total revenues. Management believes EBIT margin is a useful measure of profitability and uses it as a performance target.

Net cash is a financial measure that is calculated as the total of our cash and equivalents, marketable securities and short-term investments minus our total debt.

ABB Ltd Consolidated Income Statements (unaudited)

	Three months ended
(in millions of $, except per share data in $)	Mar. 31, 2009	Mar. 31, 2008

Sales of products	6,116	6,748
Sales of services	1,093	1,208
Total revenues	7,209	7,956
Cost of products	(4,343)	(4,470)
Cost of services	(747)	(801)
Total cost of sales	(5,090)	(5,271)
Gross profit	2,119	2,685
Selling, general and administrative expenses	(1,277)	(1,362)
Other income (expense), net	20	30
Earnings before interest and taxes	862	1,353
Interest and dividend income	38	89
Interest and other finance expense	22	(32)
Income from continuing operations before taxes	922	1,410
Provision for taxes	(240)	(353)
Income from continuing operations, net of tax	682	1,057
Income from discontinued operations, net of tax	11	10
Net income	693	1,067
Net income attributable to noncontrolling interests	(41)	(64)
Net income attributable to ABB	652	1,003

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	641	996
Income from discontinued operations, net of tax	11	7
Net income	652	1,003

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.28	0.43
Income from discontinued operations, net of tax	0.01	0.01
Net income	0.29	0.44

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.28	0.43
Income from discontinued operations, net of tax	0.01	0.00
Net income	0.29	0.43

Average number of shares (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,283	2,295
Diluted earnings per share attributable to ABB shareholders	2,285	2,308

ABB Ltd Consolidated Balance Sheets (unaudited)

	At
(in millions of $, except share data in $)	Mar. 31, 2009	Dec. 31, 2008

Cash and equivalents	6,550	6,399
Marketable securities and short-term investments	577	1,407
Receivables, net	9,143	9,245
Inventories, net	5,316	5,306
Prepaid expenses	264	237
Deferred taxes	985	1,020
Other current assets	488	733
Total current assets	23,323	24,347

Financing receivables, net	442	445
Property, plant and equipment, net	3,462	3,562
Goodwill	2,849	2,817
Other intangible assets, net	411	411
Prepaid pension and other employee benefits	94	73
Investments in equity method companies	42	68
Deferred taxes	1,145	1,190
Other non-current assets	258	268
Total assets	32,026	33,181

Accounts payable, trade	3,917	4,451
Billings in excess of sales	1,250	1,224
Accounts payable, other	1,258	1,292
Short-term debt and current maturities of long-term debt	349	354
Advances from customers	1,926	2,014
Deferred taxes	471	528
Provisions for warranties	1,026	1,105
Provisions and other	3,180	3,467
Accrued expenses	1,438	1,569
Total current liabilities	14,815	16,004

Long-term debt	1,960	2,009
Pension and other employee benefits	1,082	1,071
Deferred taxes	376	425
Other liabilities	1,816	1,902
Total liabilities	20,049	21,411

Stockholders’ equity:
Capital stock and additional paid-in capital	4,858	4,841
Retained earnings	10,579	9,927
Accumulated other comprehensive loss	(3,189)	(2,710)
Treasury stock, at cost (40,108,014 shares at March 31, 2009, and at December 31, 2008)	(900)	(900)
Total ABB stockholders’ equity	11,348	11,158
Noncontrolling interests	629	612
Total stockholders’ equity	11,977	11,770
Total liabilities and stockholders’ equity	32,026	33,181

ABB Ltd Consolidated Statements of Cash Flows (unaudited)

	Three months ended
(in millions of $)	Mar. 31, 2009	Mar. 31, 2008

Operating activities:
Net income attributable to ABB	652	1,003
Adjustments to reconcile net income attributable to ABB to net cash provided by (used in) operating activities:
Net income attributable to noncontrolling interests	41	64
Depreciation and amortization	148	150
Pension and postretirement benefits	(12)	(3)
Deferred taxes	6	120
Net gain from sale of property, plant and equipment	(5)	(17)
Income from equity accounted companies	1	(4)
Other	(78)	12
Changes in operating assets and liabilities:
Trade receivables	(70)	(427)
Inventories	(232)	(281)
Trade payables	(375)	29
Billings in excess of sales	55	96
Provisions, net	(21)	18
Advances from customers	(24)	81
Other assets and liabilities, net	(190)	(377)
Net cash provided by (used in) operating activities	(104)	464

Investing activities:
Changes in financing receivables	2	(2)
Purchases of marketable securities (available-for-sale)	(20)	(57)
Purchases of marketable securities (held-to-maturity)	(222)	—
Purchases of short-term investments	—	(1,260)
Purchases of property, plant and equipment and intangible assets	(185)	(204)
Acquisition of businesses (net of cash acquired)	(48)	—
Proceeds from sales of marketable securities (available-for-sale)	21	20
Proceeds from maturity of marketable securities (available-for-sale)	855	—
Proceeds from short-term investments	92	2,890
Proceeds from sales of property, plant and equipment	8	23
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	—	24
Net cash provided by investing activities	503	1,434

Financing activities:
Net changes in debt with maturities of 90 days or less	21	14
Increase in debt	211	125
Repayment of debt	(221)	(319)
Purchase of treasury shares	—	(182)
Dividends paid to noncontrolling shareholders	(14)	(1)
Other	(13)	10
Net cash used in financing activities	(16)	(353)

Effects of exchange rate changes on cash and equivalents	(232)	276
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	—	26
Net change in cash and equivalents - continuing operations	151	1,847

Cash and equivalents beginning of period	6,399	4,650
Cash and equivalents end of period	6,550	6,497

Supplementary disclosure of cash flow information:
Interest paid	45	56
Taxes paid	255	250

ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
(in millions of $)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2008	5,780	6,809	(906)	7	(486)	55	(1,330)	(302)	10,957	592	11,549
Comprehensive income:
Net income		1,003							1,003	64	1,067
Foreign currency translation adjustments			220				220		220	(37)	183
Foreign currency translation adjustments related to divestments of businesses			6				6		6		6
Effect of change in fair value of available-for-sale securities, net of tax				(4)			(4)		(4)	(1)	(5)
Unrecognized loss related to pensions and other postretirement plans, net of tax					(8)		(8)		(8)		(8)
Change in derivatives qualifying as cash flow hedges, net of tax						46	46		46		46
Total comprehensive income									1,263	26	1,289
Dividends paid to noncontrolling shareholders									—	(8)	(8)
Treasury stock transactions	(8)							8	—		—
Shares repurchased under buyback program								(242)	(242)		(242)
Share-based payment arrangements	15								15		15
Balance at March 31, 2008	5,787	7,812	(680)	3	(494)	101	(1,070)	(536)	11,993	610	12,603

			Accumulated other comprehensive loss
(in millions of $)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for-sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2009	4,841	9,927	(1,654)	83	(978)	(161)	(2,710)	(900)	11,158	612	11,770
Comprehensive income:
Net income		652							652	41	693
Foreign currency translation adjustments			(439)				(439)		(439)	(11)	(450)
Effect of change in fair value of available-for-sale securities, net of tax				(85)			(85)		(85)		(85)
Unrecognized income related to pensions and other postretirement plans, net of tax					27		27		27		27
Change in derivatives qualifying as cash flow hedges, net of tax						18	18		18		18
Total comprehensive income									173	30	203
Dividends paid to noncontrolling shareholders									—	(13)	(13)
Share-based payment arrangements	17								17		17
Balance at March 31, 2009	4,858	10,579	(2,093)	(2)	(951)	(143)	(3,189)	(900)	11,348	629	11,977

January — March 2009 — Q1

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Veli-Matti Reinikkala	10.03.2009	Shares	1,500		USD	12.78

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: April 23, 2009	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and
Chief Counsel Corporate & Finance